PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and Optima Asset Management LLC (“Optima”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers Optima and Optima hereby purchases one (1) share each of Founders Class (par value $.001 per share) and Investor Class (par value $.001 per share) shares of the Optima Strategic Credit Fund (the “Fund”) at price per Share equivalent to the net asset value per share of the Fund as determined on December 28, 2021.

2.  The Company hereby acknowledges receipt from Optima of funds in the amount of $40 in full payment for the Shares.

3.  Optima represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 28, 2021.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	CFO/Treasurer & Secretary

OPTIMA ASSET MANAGEMENT LLC

By:	/s/ Geoffrey Lewis
Name:	Geoffrey Lewis
Title:	Chief Financial Officer